Filed by First Health Group Corp.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: First Health Group Corp.
Commission File No.: 0-15846

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

This filing relates to the proposed merger pursuant to the terms of that certain Agreement and Plan of Merger, dated as of October 13, 2004 (the “Merger Agreement”), among Coventry Health Care, Inc. (“Coventry”), Coventry Merger Sub Inc. and First Health Group Corp. (“First Health”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by First Health on October 14, 2004, and is incorporated by reference into this filing.

FAQ’s for Definitive Agreement Announcement
(for use by First Health managers to respond to inquiries)

1.	How can I be assured that you’ll continue to keep providing the same level of service?

A.	We’ve spent years growing our business and have retained our clients because we’re responsive and service oriented. Nothing is more important to the combined company than our clients. We are not planning any changes in service or staffing and expect to provide the same level of service.

2.	Does this imply that the Company believes that it can no longer compete in the marketplace as an independent?

A.	We are competing effectively and continue to win business and maintain our current client relationships. For 2005, we’ve retained more than 90% of our Group Health corporate clients. We’ve won 16 out of the 18 Medicaid Rx bids and we continue to strengthen our strong position in workers’ comp.

3.	Does this mean the elimination of jobs at the Company?

A.	With any merger comes some integration. We expect the two companies to be put together in a thoughtful way that takes the best of each organization’s values and practices and that enables us to deliver the best long-term performance.

4.	Will you be closing or combining any operations?

A.	With any merger comes some integration. We expect the two companies to be put together in a thoughtful way that takes the best of each organization’s values and practices and that enables us to deliver the best long-term performance.

5.	Will the First Health name be changed?

A.	With any merger there will be changes. Both First Health and Coventry are committed to providing value and high quality service. Any changes will be made thoughtfully and with regard for long term value and performance.

6.	Will the headquarters be moved?

A.	With any merger there will be changes. Both First Health and Coventry are committed to providing value and high quality service. Any changes will be made thoughtfully and with regard for long term value and performance

7.	Will senior management remain?

A.	With any merger there will be changes. Both First Health and Coventry are committed to providing value and high quality service. Any changes will be made thoughtfully and with regard for long term value and performance

8.	Will regulatory approval be required?

A.	Yes. Department of Insurance approval in Texas, California and Missouri will be required. Also approval by the Department of Justice through the Hart-Scott-Rodino Act will be required. We expect to complete the approval process during 1st quarter, 2005.

9.	Will shareholder approval be required?

A.	Yes.

10.	Will you retain my claims office?

A.	Our most valuable asset is our customer and the services we provide to them. As plans develop we will make sure we continue with responsive, quality service.

11.	Will you change what you charge your customers?

A.	We expect to continue the same offering and pricing structure and as a result of the merger expect to provide more value.

12.	Will the service levels be impacted?

A.	Both First Health and Coventry are committed to high levels of service. We expect to improve as we work together to develop new programs.

13.	How will you prevent losing employees?

A.	Our most valuable assets are our employees and our customers. Our colleagues are essential to our ability to continue our responsive, quality service to our customers. We have committed to our employees that we will move quickly but thoughtfully and we expect that the combination will present many opportunities for them.

14.	What changes do you see to management?

A.	With any merger there will be changes. Both First Health and Coventry are committed to providing value and high quality service. Any changes will be made thoughtfully and with regard for long term value and performance.

15.	What will happen to my account team?

A.	Our most valued assets are our relationships with our customers and the services we provide them. Part of that relationship is making sure we provide a high level of service.

16.	What will the impact be on your PPO network?

A.	We expect that the combination will allow for further improvement in our network.

17.	Can you promise me no disruption?

A.	With any merger there will be changes. Both First Health and Coventry are committed to providing value and high quality service. Any changes will be made thoughtfully and with regard for long term value and performance.

18.	How do you feel about this?

A.	I’m excited about the long-term resources this gives us and what we can accomplish in managing medical cost, given the size of the combined company. The business models are complementary and that means more for you.

19.	How did you select Coventry as a merger partner?

A.	We conducted a process designed to maximize shareholder value.

Additional Information

This communication is not a solicitation of a proxy from any security holder of First Health. Coventry and First Health intend to file a registration statement on Form S-4 with the SEC in connection with the Merger. The Form S-4 will contain a prospectus, a proxy statement and other documents for the stockholders’ meeting of First Health at which time the proposed transaction will be considered. The Form S-4, proxy statement and prospectus will contain important information about Coventry, First Health, the Merger and related matters. Investors and stockholders should read the Form S-4, the proxy statement and prospectus and the other documents filed with the SEC in connection with the Merger carefully before they make any decision with respect to the Merger. The Form S-4, proxy statement and prospectus, and all other documents filed with the SEC in connection with the Merger will be available when filed free of charge at the SEC’s web site, www.sec.gov. In addition, all documents filed with the SEC by Coventry in connection with the Merger will be made available to investors free of charge by writing to: Coventry Health Care, Inc., 6705 Rockledge Drive, Suite 900, Bethesda, Maryland 20817, Attn: Investor Relations. All documents filed with the SEC by First Health in connection with the Merger will be made available to investors free of charge by writing to: First Health Group Corp., 3200 Highland Avenue, Downers Grove, Illinois 60515, Attn: Investor Relations.

Coventry, First Health, their respective directors and executive officers may be deemed participants in the solicitation of proxies from First Health’s stockholders. Information concerning Coventry’s directors and certain executive officers and their direct and indirect interests in Coventry is contained in its proxy statement for its 2004 annual meeting of stockholders. Information concerning First Health’s directors and certain executive officers and their direct and indirect interests in First Health is contained in its proxy statement for its 2004 annual meeting of stockholders. Additional information regarding the interests of these participants in the Merger will be available in the proxy statement regarding the Merger. Investors can obtain free copies of these documents from the SEC’s website.

Client Script

As you know, this morning First Health announced a merger with Coventry Health Care. I wanted to talk directly with you and provide you with some additional perspective on why First Health and Coventry have agreed to merge and what the transaction will mean to you. We’re excited about the potential of this combination because it means new resources and the potential to take our service and performance to the next level for you.

I know there will be a lot of questions about the merger. Since we just announced it today, there are obviously many questions that we won’t be able to answer until plans are further along. What I can tell you is that we will communicate with you openly and frequently and that we’ll provide as much information as possible as our plans develop.

Before I get to some of the specifics, I wanted to let you know that Coventry is extremely interested in the well being of our clients and in making sure that we deliver on our commitments. They are excited about the opportunity to learn what your priorities are and to build on the service and the results that we’ve delivered to you.

I also wanted to let you know that we feel great about Coventry as a business partner. With revenues of more than $5 billion and a solid track record of service growth and profitability, Coventry has enjoyed distinguished designations including the Fortune 500, The Barron’s 500 and The Forbes Platinum 400 – for the past three years. With the rapid consolidation within our industry, critical mass and financial strengths are key to improving our performance for you. Coventry gives us the long-term ability to deliver.

The combined company will serve more than 25,000 clients with more than 10,000 employees. This will make us one of the largest publicly traded managed health care companies in the United States. Bigger translates into better for you. With expanded size we have the ability to lower medical cost, to your benefit.

Let me tell you generally how we expect our businesses to complement each other and deliver more to you. As you know, First Health’s expertise lies in our Group Health, Workers’ Comp. and Public Sector business. On the other hand, Coventry has had primarily an HMO focus. The result of the merger will be a broader offering of services and solutions. (For workers’ comp clients: As we grow and expand the group health business, we expect to strengthen our performance in workers’ comp.)

The two companies have different, but complementary market profiles as well. As you know First Health has a national profile and serves large multi-site clients. Coventry has tended to serve local clients who are based in one of 14 markets. This gives us the best of both worlds – a local focus and a national scope.

Our business models also fit together well. First Health has grown as a service fee-based business, while Coventry has a risk – based business model. This match-up will provide First Health with the experience and depth as we grow our stop loss business.

All of this means that our new company will be a more significant, financially stronger and more competitive force in our industry. As you know, mergers most often involve some integration. Going forward, our combined company continues to view our customers as our most valuable asset. You can expect to have the same account team and the same responsive service. You can expect consistency and continuity. You can also expect the benefit of another perspective as we work together to define a pathway for managing the long-term health of your benefit plan. I know that Dale Wolf, Coventry’s CEO as of January 1st, will be communicating with you over the next few days what his high level vision is of the future. And I know he plans on communicating regularly with you as plans unfold.

In terms of timing, there are a number of regulatory requirements including department of insurance approval in Texas, California and Missouri and federal regulatory approval under the Hart-Scott-Rodino Act. In addition, substantial filings will need to be made with the Securities Exchange Commission and sent to shareholders. Closing will occur once we receive all regulatory and shareholder approvals.

Additional Information

This communication is not a solicitation of a proxy from any security holder of First Health. Coventry and First Health intend to file a registration statement on Form S-4 with the SEC in connection with the Merger. The Form S-4 will contain a prospectus, a proxy statement and other documents for the stockholders’ meeting of First Health at which time the proposed transaction will be considered. The Form S-4, proxy statement and prospectus will contain important information about Coventry, First Health, the Merger and related matters. Investors and stockholders should read the Form S-4, the proxy statement and prospectus and the other documents filed with the SEC in connection with the Merger carefully before they make any decision with respect to the Merger. The Form S-4, proxy statement and prospectus, and all other documents filed with the SEC in connection with the Merger will be available when filed free of charge at the SEC’s web site, www.sec.gov. In addition, all documents filed with the SEC by Coventry in connection with the Merger will be made available to investors free of charge by writing to: Coventry Health Care, Inc., 6705 Rockledge Drive, Suite 900, Bethesda, Maryland 20817, Attn: Investor Relations. All documents filed with the SEC by First Health in connection with the Merger will be made available to investors free of charge by writing to: First Health Group Corp., 3200 Highland Avenue, Downers Grove, Illinois 60515, Attn: Investor Relations.

Coventry, First Health, their respective directors and executive officers may be deemed participants in the solicitation of proxies from First Health’s stockholders. Information concerning Coventry’s directors and certain executive officers and their direct and indirect interests in Coventry is contained in its proxy statement for its 2004 annual meeting of stockholders. Information concerning First Health’s directors and certain executive officers and their direct and indirect interests in First Health is contained in its proxy statement for its 2004 annual meeting of stockholders. Additional information regarding the interests of these participants in the Merger will be available in the proxy statement regarding the Merger. Investors can obtain free copies of these documents from the SEC’s website.

Voice Mail and Email Message of Edward L. Wristen
President and Chief Executive Officer

     Good Morning. This is Ed Wristen. As you know, it was announced publicly this morning that First Health will be merging with Coventry Health Care. I wanted to give you some additional perspective on what the combined companies will mean for our future. Tomorrow you will be receiving a videotape where I will be joined by Dale Wolf, who is the current Chief Financial Officer of Coventry and will become Chief Executive Officer on January 1. Dale and I are both excited about the wealth of new resources for our clients, opportunities for our colleagues and enhanced value for our shareholders.

     I know you will have a lot of questions. While we’ve given a lot of thought to this merger, we’re still early on and there will be many questions that we won’t be able to answer yet. What I can tell you is that we will communicate with you openly and frequently as our plans develop.

     I can also tell you that I cannot imagine a better business partner for First Health than Coventry. With revenues of more than $5 billion, Coventry is a well-managed company with a terrific track record of service, growth and profitability. Over the last three years, Coventry has enjoyed the distinction of being part of the Fortune 500, Barron’s 500 and Forbes Platinum 400. In its ninth annual Shareholder Scorecard, The Wall Street Journal again named Coventry to its list and cited it as being one of the top performers nationally, based on returns over the past five year period. Coventry also ranked #1 among all health plans nationally based on five-year performance.

     I think we all recognize that health care today is a rapidly consolidating industry. Critical mass and financial strength are clearly the keys to future success. I am confident that in Coventry, we have found a partner who can help us build one of the premier companies in our industry.

     Our combined company will have estimated revenues of more than $6 billion, service more than 25,000 clients and employ more than 10,000 individuals. With a combined market capitalization of approximately $7 billion, we would be one of the largest publicly traded managed care companies in the U.S.

     In addition to expanded size, we will have the ability to lower medical cost for the benefit of our clients. It also means that we can provide greater breadth and depth of services and drive superior performance for the combined companies’ shareholders.

     Our two companies have different but complementary business models - First Health’s expertise lies in our Group Health, Workers’ Compensation and public sector businesses, Coventry has had primarily an HMO focus. First Health has a national profile, serving large multi-site payors while Coventry has tended to serve local clients based in one of 14 markets. First Health has always pursued fee-based (service) revenues while Coventry has more of a risk-based model. All of this means that our new company will be able to deliver a wider range of services to more types of clients in more markets. It also means that we will be a more significant financially stronger and more profitable competitive force in our business. And I am confident that this combination will produce opportunities for our people.

     As you know, all mergers involve some integration and consolidation. Coventry has committed to do what makes sense and what places us in the strongest possible position. As plans progress, you will receive candid and regular communication. We will be talking with many of our clients today as well and expect that they will be enthusiastic about this deal and its potential to take our service and our performance to a new level.

     That brings me to my last point. The future of this new company lies in how we execute our vision and how we translate that vision into value for all of you and for our clients and shareholders. I know that we have always delivered our commitments because of your hard work and I know that I can count on you to help us realize the benefits of this merger.

Additional Information

This communication is not a solicitation of a proxy from any security holder of First Health. Coventry and First Health intend to file a registration statement on Form S-4 with the SEC in connection with the Merger. The Form S-4 will contain a prospectus, a proxy statement and other documents for the stockholders’ meeting of First Health at which time the proposed transaction will be considered. The Form S-4, proxy statement and prospectus will contain important information about Coventry, First Health, the Merger and related matters. Investors and stockholders should read the Form S-4, the proxy statement and prospectus and the other documents filed with the SEC in connection with the Merger carefully before they make any decision with respect to the Merger. The Form S-4, proxy statement and prospectus, and all other documents filed with the SEC in connection with the Merger will be available when filed free of charge at the SEC’s web site, www.sec.gov. In addition, all documents filed with the SEC by Coventry in connection with the Merger will be made available to investors free of charge by writing to: Coventry Health Care, Inc., 6705 Rockledge Drive, Suite 900, Bethesda, Maryland 20817, Attn: Investor Relations. All documents filed with the SEC by First Health in connection with the Merger will be made available to investors free of charge by writing to: First Health Group Corp., 3200 Highland Avenue, Downers Grove, Illinois 60515, Attn: Investor Relations.

Coventry, First Health, their respective directors and executive officers may be deemed participants in the solicitation of proxies from First Health’s stockholders. Information concerning Coventry’s directors and certain executive officers and their direct and indirect interests in Coventry is contained in its proxy statement for its 2004 annual meeting of stockholders. Information concerning First Health’s directors and certain executive officers and their direct and indirect interests in First Health is contained in its proxy statement for its 2004 annual meeting of stockholders. Additional information regarding the interests of these participants in the Merger will be available in the proxy statement regarding the Merger. Investors can obtain free copies of these documents from the SEC’s website.

First Health

COVENTRY
Health Care

For internal use only. Do not distribute.

For internal use only. Do not distribute.

First Health & Coventry: A Great Combination Combined revenues of more than $6 billion Serving more than 25,000 clients 10,000 employees Market capitalization of almost $7 billion For internal use only. Do not distribute.

First Health & Coventry: Complementary Businesses First Health Coventry Result Group Health, Workers' Comp & Public Sectors HMO focus Broader offering of services National profile with multi-site clients 15 markets serving local clients Local focus with national scope Fee-based business model Risk-based business model Balanced revenue stream For internal use only. Do not distribute.

About Coventry Offering risk products - HMOs, POS, PPO, Medicaid, Medicare + choice 15 markets - mid-Atlantic, Midwest & Southeast - small to medium sized metropolitan areas More than 3 million members Estimated '04 revenues of $5.4 billion YOY revenue growth of 18% YOY EPS growth of 25% For internal use only. Do not distribute.

Process and Timeline Regulatory approvals DOI in Missouri, Texas, California Justice Department and Federal Trade Commission - Hart- Scott-Rodino Filing of proxy statement and prospectus with SEC, mailing to shareholders Shareholder approval Expect to close in 1st quarter, 2005 For internal use only. Do not distribute.

Opportunities Expansion of products and services Ability to lower medical cost Resources to continue to grow our business For internal use only. Do not distribute.

Additional Information

This communication is not a solicitation of a proxy from any security holder of First Health. Coventry and First Health intend to file a registration statement on Form S-4 with the SEC in connection with the Merger. The Form S-4 will contain a prospectus, a proxy statement and other documents for the stockholders’ meeting of First Health at which time the proposed transaction will be considered. The Form S-4, proxy statement and prospectus will contain important information about Coventry, First Health, the Merger and related matters. Investors and stockholders should read the Form S-4, the proxy statement and prospectus and the other documents filed with the SEC in connection with the Merger carefully before they make any decision with respect to the Merger. The Form S-4, proxy statement and prospectus, and all other documents filed with the SEC in connection with the Merger will be available when filed free of charge at the SEC’s web site, www.sec.gov. In addition, all documents filed with the SEC by Coventry in connection with the Merger will be made available to investors free of charge by writing to: Coventry Health Care, Inc., 6705 Rockledge Drive, Suite 900, Bethesda, Maryland 20817, Attn: Investor Relations. All documents filed with the SEC by First Health in connection with the Merger will be made available to investors free of charge by writing to: First Health Group Corp., 3200 Highland Avenue, Downers Grove, Illinois 60515, Attn: Investor Relations.

Coventry, First Health, their respective directors and executive officers may be deemed participants in the solicitation of proxies from First Health’s stockholders. Information concerning Coventry’s directors and certain executive officers and their direct and indirect interests in Coventry is contained in its proxy statement for its 2004 annual meeting of stockholders. Information concerning First Health’s directors and certain executive officers and their direct and indirect interests in First Health is contained in its proxy statement for its 2004 annual meeting of stockholders. Additional information regarding the interests of these participants in the Merger will be available in the proxy statement regarding the Merger. Investors can obtain free copies of these documents from the SEC’s website.